19.


06018291

82- SUBMISSIONS FACING SHEET


Follow-Up
Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sun Entertainment Holding Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 13 2006
THOMSON
FINANCIAL

FILE NO. 82- 01776 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 11/9/06

82-01776

RECEIVED
2006 NOV -9 A 8:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
12-31-05

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2005 AND 2004



MANNING ELLIOTT

CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7

Phone: 604.714.3600 Fax: 604.714.3669 Web: manningelliott.com

AUDITORS' REPORT

To the Shareholders of
Sun Entertainment Holding Corporation

We have audited the consolidated balance sheets of Sun Entertainment Holding Corporation as at December 31, 2005 and 2004, and the consolidated statements of deficit, operations and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ "Manning Elliott LLP"

Chartered Accountants

Vancouver, British Columbia

March 17, 2006

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2005 AND 2004

	2005	(Restated Note 3) 2004
ASSETS		
CURRENT ASSETS		
Cash	$ 936,158	$ 631,490
Temporary investments (Note 5)	136,500	97,707
Amounts receivable	18,187	15,618
Inventory	41,348	54,499
Prepaid expenses and deposits	4,809	244
	1,137,002	799,558
DUE FROM RELATED PARTY (Note 7)	–	95,049
EQUIPMENT (Note 6)	7,684	17,151
	$ 1,144,686	$ 911,758
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities (Note 7)	$ 773,756	$ 713,860
Due to related parties (Note 7)	473,951	490,078
Current portion of note payable (Note 9)	6,102	5,947
	1,253,809	1,209,885
NOTE PAYABLE (Note 9)	4,262	10,685
	1,258,071	1,220,570
SHARE CAPITAL AND DEFICIT		
SHARE CAPITAL (Note 10)		
Authorized: 99,250,000 Common shares without par value		
Issued: 11,921,679 Common shares	3,298,095	3,298,095
CONTRIBUTED SURPLUS	7,500	7,500
CUMULATIVE FOREIGN EXCHANGE TRANSLATION ADJUSTMENT	(217)	–
DEFICIT	(3,418,763)	(3,614,407)
	(113,385)	(308,812)
	$ 1,144,686	$ 911,758

Approved on Behalf of the Board of Directors:

/s/ "Terrence O. Lashman"
Terrence O. Lashman, Director

/s/ "Gary G. Liu"
Gary G. Liu, Director

(The Accompanying Notes are an Integral Part of These Consolidated Financial Statements)

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	(Restated Note 3) 2004
DEFICIT, BEGINNING OF YEAR AS PREVIOUSLY STATED	$(3,614,407)	$ (3,237,334)
RESTATEMENT (Note 3)	–	(264,391)
DEFICIT, BEGINNING OF YEAR AS RESTATED	(3,614,407)	(3,501,725)
NET INCOME (LOSS) FOR THE YEAR	195,644	(112,682)
DEFICIT, END OF YEAR	$(3,418,763)	$ (3,614,407)

(The Accompanying Notes are an Integral Part of These Consolidated Financial Statements)

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	(Restated Note 3) 2004
REVENUES		
Royalty income	$ 1,639,000	$ 1,581,475
Miscellaneous sales income	89,960	97,588
TOTAL REVENUE	1,728,959	1,679,063
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		
Advertising	5,008	2,226
Amortization	9,467	8,574
Automobile	21,724	30,314
Insurance	24,863	36,055
Legal and professional	80,489	92,619
Management fees	25,393	24,000
Miscellaneous	33,928	10,558
Net product costs	64,334	69,773
Office	52,990	34,913
Outside services	136,474	119,470
Promotion and investor relations	149,206	191,043
Rent	63,430	3,229
Royalties	536,439	704,808
Salaries and wages	301,247	275,687
Transfer agent and regulatory	10,967	11,315
Utilities	28,301	25,712
	1,544,260	1,640,296
OPERATING INCOME	184,699	38,767
OTHER INCOME (EXPENSE)		
Interest income	17,852	5,826
Foreign exchange	–	(2,925)
Interest expense	(6,907)	(6,805)
Loss on write down of goodwill	–	(147,545)
	10,945	(151,449)
INCOME (LOSS) BEFORE INCOME TAXES	195,644	(112,682)
TAX PROVISION		
Current	70,430	–
Deferred (recovery)	(70,430)	–
	–	–
NET INCOME (LOSS) FOR THE YEAR	195,644	(112,682)
NET INCOME (LOSS) PER SHARE	$ 0.02	$ (0.01)
Weighted Average Shares Outstanding	11,921,679	11,921,679

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	(Restated Note 3) 2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss) for the year	$ 195,644	$ (112,682)
Non-cash item		
Amortization	9,467	8,574
Impairment of goodwill	–	147,535
Changes in non-cash working capital balances related to operations:		
Accounts receivable	(2,569)	3,596
Inventory	13,151	14,444
Prepaid expenses	(4,565)	19
Accounts payable and accrued liabilities	59,896	239,467
	271,024	300,953
CASH FLOWS FROM INVESTING ACTIVITIES		
Temporary investments	(38,793)	(97,707)
Purchase of property and equipment	–	(25,725)
	(38,793)	(123,432)
CASH FLOWS FROM FINANCING ACTIVITIES		
Notes payable	(6,268)	16,632
Recoveries from (advances to) related parties	78,705	(29,691)
	72,437	(13,059)
CHANGE IN CASH DURING THE YEAR	304,668	164,462
CASH AT BEGINNING OF YEAR	631,490	467,028
CASH AT END OF YEAR	$ 936,158	$ 631,490
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for interest	$ 6,907	$ 6,805
Income taxes	–	–

1. NATURE OF OPERATIONS

The Company is engaged principally in receiving royalties for use of its master recordings and the merchandising of records and tapes. The Company has the exclusive license rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc. a company controlled by the President of the Company. The licensing agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the licensing agreement.

The Company's revenues were derived principally from activity in the United States and the Company's assets are situated principally in the United States.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation and basis of presentation

These financial statements include the accounts of the Company, a British Columbia corporation listed on the TSX Venture Exchange, and its wholly-owned subsidiary, Sun Entertainment Corporation, a Tennessee corporation. All material inter-company transactions and balances have been eliminated.

b) Inventory

Inventory consists of records, tapes and cassettes and is stated at the lower of cost using the first-in, first-out inventory cost flow assumption or net realizable value.

c) Revenue recognition

The Company receives both foreign and domestic royalties by licensing its master recordings to other users who are licensed to sell recordings from masters leased to them by the Company. Terms of the license agreements vary; however, in general, most agreements specify payments of minimum guaranteed royalties to the Company. The Company follows the practice of recognizing licensee royalties as income upon receipt because collectibility of this revenue cannot be assured until it is actually received. Revenue from miscellaneous sales of recorded music and merchandise is recognized when product is shipped, persuasive evidence of a sale exists, and collection is reasonably assured.

d) Record masters and advance royalty payments to artists

The Company follows the practice of charging to operations the cost of master recordings and any advance royalties paid to the artist if they are not recovered through royalties earned by the artist during the year.

e) Foreign currency translation

These financial statements are presented in Canadian dollars. The operations of the U.S. subsidiary are considered to be self-sustaining from those of the parent company as of January 1, 2005 because the financial position of the subsidiary is such that it generates significant operating income and cash flow from operations. The Company employs the current rate method for translating the U.S. dollar denominated financial statements of its subsidiary into Canadian dollars. In prior years, the operating income and cash flow from the subsidiary operations were not considered sufficient to render the subsidiary self-sustaining and the Company used the temporal method to translate the U.S. dollar denominated financial statements of its subsidiary into Canadian dollars.

2. SIGNIFICANT ACCOUNTING POLICIES

f) Long-lived assets

The Company reviews its long-lived assets for impairment whenever changes in events or circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net future cash flows estimated to be generated by the asset.

g) Loss per share

Loss per share computations are based upon the weighted average number of shares outstanding during the year. Equivalent shares (stock options or otherwise) have been excluded from the calculation, as the effect of the inclusion would be anti-dilutive in that the loss per share would decrease.

h) Future income taxes

The Company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for differences between the financial statements and tax bases using enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

i) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assertions may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

j) Cash

Cash consists of demand deposits held with financial institutions and highly liquid instruments with original maturities of three months or less.

k) Stock-based compensation

As of January 1, 2004, the Company adopted the CICA Handbook Section 3870, which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments.

l) Comparative figures

Certain comparative figures presented for comparative purposes have been reclassified to conform to the presentation adopted for the current year.

3. RESTATEMENT

During the year ended December 31, 2005, the Company determined that it had previously under accrued its royalty expense for years prior to 2004. As a result of correcting this item, the amount due to related parties in the 2004 comparative figures was increased by $264,391. In addition the opening 2004 deficit was increased by $264,391.

During the year ended December 31, 2005, the Company also determined that it had fully expensed a vehicle acquisition in 2004 in error. As a result of the correction of this item, the equipment account for 2004 was increased by $17,151 and amortization expense was increased by $8,574 and office expense was decreased by $25,725.

Certain of the 2004 figures have also been reclassified to conform with the current year's presentation.

4. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cashable deposits with maturities of less than ninety days, temporary investments, accounts receivable, accounts payable and accrued liabilities, advances from directors and amounts due to affiliated companies. In management's opinion, the Company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values because of their short terms to maturity.

5. TEMPORARY INVESTMENTS

Temporary investments consist of term deposits and money market instruments held with financial institutions. Temporary investments are carried at cost; fair value approximates carrying amount.

6. EQUIPMENT

	Cost	Accumulated Amortization	**December 31, 2005 Net Carrying Value**	**December 31, 2004 Net Carrying Value**
Vehicle	$25,725	$18,041	$7,684	$17,151

7. RELATED PARTY TRANSACTIONS

The following is a summary of balances and transactions with directors and/or companies controlled by directors of the Company and its wholly-owned subsidiary.

	2005	**2004**
Balance Sheet:		
Due from a company controlled by directors	$ –	$ 95,049
Accounts payable to companies controlled by directors	51,760	64,934
Due to companies controlled by directors	473,951	490,078
Statement of Operations:		
Management fees incurred to a company controlled by a director	$ 24,000	$ 24,000
Royalties incurred to company controlled by a director (Note 2)	58,610	54,169
Rent incurred to a company with a common director	63,430	–

7. RELATED PARTY TRANSACTIONS (continued)

All related party transactions have been recorded at their exchange amounts which approximate market terms as contracted. The related party balances have been recorded at their exchange amounts and are non-interest bearing without specific terms of repayment.

Premises

The Company's subsidiary occupies premises and facilities owned by a company controlled by a director without a long-term lease. During 2005 the Company authorized its subsidiary to lease the premises and facilities from the company controlled by a director for the year for consideration of $63,430. The consideration is considered by the Company's management to approximate fair value. The Company has no commitment to lease these premises and facilities and the company controlled by a director is not committed to provide these premises and facilities to the Company beyond 2005.

8. GOODWILL

During 2004, the Company undertook a valuation of its wholly-owned subsidiary, Sun Entertainment Corporation and determined that the remaining amount of the recorded goodwill related to the subsidiary was impaired. Accordingly, the Company provided an impairment allowance of $147,535 to recognize the impairment in the carrying amount of the goodwill. The resulting net carrying amount of goodwill is as follows:

	2005	2004
Goodwill	$ –	$ 228,080
Previously amortized	–	(80,545)
Impairment provision	–	(147,535)
	$ –	$ –

9. NOTE PAYABLE

Promissory note payable denominated in U.S. dollars, secured by a general security agreement, bearing 5.50% interest, repayable in blended monthly payments of $565 over three years commencing September 15, 2004 and ending August 15, 2007.

10. SHARE CAPITAL

	Number of Shares	Value
Issued:		
Balance at December 31, 2003, 2004 and 2005	11,921,679	$ 3,298,095

11. INCOME TAXES

Sun Entertainment Holding Corporation has losses of approximately $240,000 available to offset future years taxable income. These losses expire in years 2005 through 2011.

The subsidiary company has U.S. and Tennessee net operating losses carried forward of approximately CND$26,000 available to offset future years taxable income. These losses expire in years 2017 and 2018.

The potential future tax benefits resulting from these losses, which have not been recorded in these financial statements, are comprised as follows:

	2005	(Restated Note 3) 2004
Canadian tax losses	$ 86,146	$ 89,215
US tax losses	9,940	72,567
Differences between carrying amount and tax basis for depreciable equipment	571	(2,250)
Differences between carrying amount and tax basis for exploration expenses	42,187	42,187
	138,844	201,719
Less valuation allowance	(138,844)	(201,719)
Net carrying amount	$ –	$ –

12. SEGMENTED INFORMATION

The Company's activities have been devoted to the reproduction and resale of certain master sound recordings owned by Shelby Singleton Enterprises, Inc. Accordingly, the Company is considered to be in a single line of business and the Company operates in only one geographic segment. Consequently no segmented information has been provided.